UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of August 2021

Commission File Number: 001-37777

GRUPO SUPERVIELLE S.A.

(Exact name of registrant as specified in its charter)

SUPERVIELLE GROUP S.A.

(Translation of registrant’s name into English)

Bartolomé Mitre 434

C1036AAH Buenos Aires

Republic of Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

GRUPO SUPERVIELLE S.A.

TABLE OF CONTENTS

Item

1.	Grupo Supervielle S.A. – InvertirOnline S.A.U. - Strategic Regionalization Plan

InvertirOnline S.A.U. - Strategic Regionalization Plan

Buenos Aires, August 24, 2021 – It is hereby informed that the Board of Directors of Grupo Supervielle S.A. (NYSE: SUPV; BYMA: SUPV), a universal financial services group in Argentina with a nationwide presence, has adopted certain resolutions in order to promote a strategic regionalization plan of its subsidiary InvertirOnline S.A.U. to provide online brokerage services to clients in Latin America.

For this purpose, the following is informed:

On August 23, 2021, Grupo Supervielle S.A. acquired 95% of the shares of a company based in the Oriental Republic of Uruguay (IOL Holding S.A.) which its corporate purpose is to hold shares in other companies dedicated to providing brokerage services at a regional level. Sofital S.A.F. and I.I. (a Grupo Supervielle S.A. subsidiary) acquired the remaining 5% of the share capital.

On August 23, 2021, IOL Holding S.A. acquired 100% of the shares of a company based in the Oriental Republic of Uruguay (IOL Agente de Valores S.A.) which its corporate purpose is to act as a security dealer subject to the authorization of the Central Bank of Uruguay. The objective of IOL Agente de Valores S.A. is to carry out its operations through an online modality with a platform developed for this purpose, its focus being the intermediation in securities on behalf of third parties. Its offer will be aimed mainly at natural person clients in Latin America (non-residents of Uruguay), offering them the possibility of operating in the United States market.

On August 24, 2021, IOL Agente de Valores S.A. submitted to the Central Bank of Uruguay a request for authorization to act as a security dealer within the framework of the Securities Market Regulations (RNMV) of the Central Bank of Uruguay.

Yours faithfully,

Ana Bartesaghi

Deputy Head of Market Relations

Grupo Supervielle S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Supervielle S.A.

Date: August 24, 2021	By:	/s/ Mariano Biglia
		Name:	Mariano Biglia
		Title:	Chief Financial Officer